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September 23, 2016

VIA EDGAR AND OVERNIGHT MAIL

Ms. Kim McManus Senior Attorney U.S. Securities and Exchange Commission Division of Corporation Finance – Office of Real Estate & Commodities 100 F Street, N.E. Washington, D.C. 20549-3010

Re:	Fundrise West Coast Opportunistic REIT, LLC Offering Statement on Form 1-A

Filed June 17, 2016
File No. 024-10568

Dear Ms. McManus:

This letter is submitted on behalf of Fundrise West Coast Opportunistic REIT, LLC, (the “Company”) in response to comments from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) (i) in a letter dated June 29, 2016 (the “Comment Letter”) with respect to the Company’s Offering Statement on Form 1-A (File No. 024-10568) filed with the Commission on June 17, 2016, relating to the Company’s offering of up to $50,000,000 in common shares (the “Offering Statement”) and (ii) verbal comments received from the Staff on various telephone calls. The responses provided are based upon information provided to Goodwin Procter LLP by the Company. The Company is concurrently filing Amendment No. 1 to the Offering Statement (the “Amended Filing”), which includes changes in response to the Staff’s comments as well as other revisions.

Pursuant to Rule 461 under the Securities Act of 1933, the Company is requesting, pursuant to a separate letter enclosed herewith, that the qualification date of the Offering Statement be accelerated and that the offering statement be declared qualified as soon as is reasonably practicable.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Offering Statement, and page references in the responses refer to the Amended Filing. Defined terms used herein but not otherwise defined have the meanings given to them in the Amended Filing.

Ms. Kim McManus

Division of Corporation Finance

September 23, 2016

Offering Circular Cover Page

1.	We note your disclosure that your “[m]anager may, in its sole discretion, adjust the per share purchase price as it deems equitable or for any other reason, without notice.” This language gives the impression that the price of the offering may change after qualification otherwise than pursuant to a preset formula. Accordingly, it appears that you intend to conduct the offering on a delayed basis. Please tell us if you intend to rely on Rule 251(d)(3)(i)(F), and if so, tell us why you believe this should be considered a continuous offering.

Response to Comment No. 1

The Company acknowledges the Staff’s comments, and respectfully disagrees with the Staff’s interpretation of continuous offerings under Rule 251(d)(3)(i)(f) in the context of this offering’s pricing mechanism; specifically, with regard to the Manager’s ability to reset the per share purchase price of the Company’s common shares. However, in the interest of expediting the Staff’s review process, the Company has determined to remove the Manager’s ability, in its sole discretion, to adjust the per share purchase price as the Manager deems equitable or for any other reason, without notice.

Offering Summary

Questions and Answers About This Offering, page 1

2.	On page 6 you discuss limits on the ability to redeem shares. Your revised disclosure provides that the “Manager may elect to increase or decrease the amount of common shares available for redemption in any given calendar quarter. Please revise to clarify whether the Manager may increase the number of shares to be redeemed during any calendar quarter so long as total redemptions for the year do not exceed the 5% limit previously discussed. Subsequent to this letter, the Staff gave us verbal comments that requested that we review certain features of our redemption plan in light of previously-filed no-action letters and advise how it complies with such precedent.

Response to Comment No. 2

Overview

The Company has revised its redemption plan as set forth in Exhibit A (pages 125 of 129 of the Amended Filing) to this letter, which is the most detailed description of the plan (and will make conforming changes throughout the Amended Filing). Set forth below are responses to the specific verbal and written comments received from the Staff.

Ms. Kim McManus

Division of Corporation Finance

September 23, 2016

Holding Period

You have asked us to provide justification for the provision in the Company’s redemption plan that permits shareholders to redeem their shares immediately upon settlement.

In response to the Staff’s comment, the Company believes this is consistent with the class exemption from the provisions of Rule 102(a) of Regulation M granted by the Division of Market Regulation of the Commission (the “Division”) in Class Relief for Real Estate Investment Trust Share Redemption Programs (October 22, 2007) (the “Class Relief”).

Rule 102(a) of Regulation M “is intended to preclude manipulative conduct by those with an interest in the outcome of a distribution, prohibits issuers . . . from bidding for, purchasing or attempting to induce another to bid for or purchase a security that is the subject of a distribution, which such distribution is underway.” (Letter from T REIT, Inc., dated June 4, 2001). In granting no-action relief from the prohibitions of Rule 102(a), the Staff has considered, among other factors, whether a company’s shareholder redemption plan includes the requirement that shareholders must hold their shares of common stock in the company for at least one year to participate in the company’s shareholder redemption plan. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003).

Despite permitting shareholders to redeem their shares pursuant to the Company’s redemption plan less than one year from the date such shares were acquired, the Company believes it is exempt from the prohibitions of Rule 102(a) of Regulation M based on the Class Relief. The Division’s class relief granted an exemption from Rule 102 of Regulation M to allow non-listed real estate investment trusts (“REITs”) to purchase shares of their common stock under an established share redemption program while engaged in a distribution of REIT common stock, if the following factors were met: (1) there is no trading market for the REIT’s common stock; (2) the REIT will terminate its share redemption program during the distribution of its common stock in the event that a secondary market for the REIT’s common stock develops; (3) the REIT purchases shares of its common stock under its share redemption program at a price that does not exceed the then current public offering price of its common stock; (4) the terms of the share redemption program will be fully disclosed in the REIT’s prospectus; and (5) except as otherwise exempted, the REIT shall comply with Regulation M. Said differently, none of the factors included in the Class Relief included a specific holding period for the shares being redeemed.

Ms. Kim McManus

Division of Corporation Finance

September 23, 2016

The Company respectfully submits that it meets each of the factors listed above to be exempt from the prohibitions of Rule 102(a) of Regulation M, as the following disclosures in its offering circular make clear:

(1) There is no trading market for the Company’s common stock (page 128 of Exhibit A):

We expect that there will be no regular secondary trading market for our common shares.

(2) The Company will terminate its share redemption program during the distribution of its common stock in the event that a secondary market for the Company’s common stock develops (page 128 of Exhibit A):

However, in the event a secondary market for our shares develops, we will terminate our redemption plan.

(3) The Company will purchase shares of its common stock under its share redemption program at a price that does not exceed the then current public offering price of its common stock (page 126 of Exhibit A):

The per share redemption price during the Introductory Period is calculated based upon the purchase price of the shares, not the per share price in effect at the time of the redemption request.

The Effective Redemption Price during the Introductory Period will be reduced by the aggregate sum of distributions paid or payable on such shares, the amount of which we are unable to calculate at this time.

For shares held at least ninety (90) days but less than three (3) years, the Effective Redemption Price includes the fixed 3% discount to the per share price for our common shares in effect at the time of the redemption request.

For shares held at least three (3) years but less than four (4) years, the Effective Redemption Price includes the fixed 2% discount to the per share price for our common shares in effect at the time of the redemption request.

For shares held at least four (4) years but less than five (5) years, the Effective Redemption Price includes the fixed 1% discount to the per share price for our common shares in effect at the time of the redemption request.

For shares held at least five (5) years, the Effective Redemption Price does not include any discount to the per share price for our common shares in effect at the time of the redemption request.

Ms. Kim McManus

Division of Corporation Finance

September 23, 2016

(4) The terms of the share redemption program will be fully disclosed in the Company’s Offering Statement. See “Description of Our Common Shares—Quarterly Redemption Plan” (pages 125-129 of Exhibit A and throughout the Amended Filing);

(5) Finally, the Company confirms that, except as otherwise exempted, it will comply with Regulation M.

Priority to Investors in the 90-day Introductory Period

You have asked us to provide justification for the provision in the Company’s redemption plan that, in the event of insufficient funds, gives priority to redemptions of common shares that have been continuously held for less than ninety (90) days.

In response to the Staff’s comments, the Company has amended its redemption plan to provide that common shares that are in the “Introductory Period” will not be given priority over redemptions of common shares that are in the “Post-Introductory Period”.

Withdrawal Request Deadline

You have asked us to revise the provision in the Company’s redemption plan that provided shareholders with the right to withdraw their redemption requests at any time up to fifteen (15) days prior to the end of the calendar quarter in which the redemption request was submitted.

In response to the Staff’s comment, the Company has revised this disclosure to clarify that shareholders may withdraw their redemption requests at any time up to five (5) business days prior to the end of the calendar quarter in which the redemption request was submitted.

Timing for Redemption Payments

You have asked us to revise the provision in the Company’s redemption plan that provided that the Company will remit the redemption price within thirty (30) days of the end of each calendar quarter.

In response to the Staff’s comment, the Company has revised this disclosure to clarify that shareholders will receive their redemption payment within twenty-one (21) days of the end of each calendar quarter.

Ms. Kim McManus

Division of Corporation Finance

September 23, 2016

The Company respectfully submits that, given the large number of administrative and distributive tasks that occur at the end of each calendar quarter, 21 days is a reasonable amount of time for it to ensure proper processing and payment of any redemption requests.

The Company endeavors to consistently pay dividends and redemptions within 14 days of the end of each calendar quarter, but believes that it is necessary to allow for additional time, in the event of exigent circumstances, that allow it to make such distributions at a slightly later date without violating either its redemption plan or investor expectations.

Accordingly, the Company proposes to modify the disclosure regarding its redemption plan to state:

The Manager intends to provide notice of redemption by the last business day of each quarter, with an effective redemption date as of the last day of each quarter, and to endeavor to remit the redemption price within 14 days of the end of such quarter; although payment of the redemption price may be delayed until 21 days after the end of such quarter, due to exigent circumstances, including, without limitation, (1) our partner real estate operators or borrower(s) fail to provide adequate information regarding the assets within a time period that allows us to perform our NAV calculation, which in turn would prevent us from determining share redemption prices; (2) macro-economic crises or property-level events, such as damage to the property, that may affect our ability to make redemptions or determine NAV; and (3) our payment processing provider chooses to discontinue service or has technical outages that prevent us from processing share redemptions in a timely manner.

5% Limit

You have asked us to revise the provision in the Company’s redemption plan that provides that, as the Company intends to make a number of commercial real estate investments of varying terms and maturities, the Manager may elect to increase or decrease the amount of common shares available for redemption in any given calendar quarter, as these commercial real estate assets are paid off or sold.

In response to the Staff’s comment, and in order to ensure compliance with tender offer rules as applied to the Company’s redemption plan, the Company has revised this disclosure to clarify that the Manager may increase the number of shares to be redeemed during any calendar quarter so long as total redemptions for the year do not exceed the 5% limit previously discussed. (See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003)).

Ms. Kim McManus

Division of Corporation Finance

September 23, 2016

Amend/Terminate Redemption Plan Without Notice

You have asked us to provide justification for the provision in the Company’s redemption plan that allows the Manager to amend, suspend, or terminate the redemption plan at any time without notice.

In response to the Staff’s comment, the Company believes that this is consistent with the no-action relief granted by the Staff to Behringer Harvard REIT (October 26, 2004) and Apple REIT Six (June 30, 2006) that permitted the board of directors of each Company to modify their respective share repurchase programs “at any time.” However, in an effort to expedite the Staff’s review, the Company has revised this disclosure to clarify that the Company will file an offering circular supplement and/or Form 1-U that discloses such amendment.

Press Release Surrounding Changes to Redemption Plan

As noted in supplemental discussions with the Staff, the Company respectfully advises the Staff that it fully satisfies its disclosure requirements by (i) filing offering circular supplements and Forms 1-U on EDGAR, and (ii) providing numerous (approximately 30) links on its Offering Page to both its most recent offering circular, as well as to its EDGAR page generally.

In addition, the Company respectfully notes that any potential investor who desires to know more about the Company’s redemption plan has several options available to them, including (i) following the links on its Offering Page to the disclosures on EDGAR and/or (ii) requesting more information from the Company regarding its redemption plan. The Company has been and remains happy to, upon request, clarify any questions that potential investors may have regarding the redemption plan (or any other matter) by directing them to the relevant disclosure contained in its offering circular or other public filings.

Given that the Company has fully satisfied its disclosure obligations, and stands ready to answer any questions that an investor may have, the Company respectfully notes that requiring the Company to take additional steps (such as issuing a press release), would result in the Company having a heavier (and costlier) disclosure burden than that imposed on Exchange Act reporting issuers.

In addition, the Company respectfully advises the Staff that the Company does not believe that taking additional steps to publicize changes in its redemption plan, and incurring the costs associated with such steps, would materially increase investor awareness regarding any changes in the Company’s redemption plan, as it is highly unlikely that major financial news outlets (such as Google Finance or Yahoo Finance) would present any press releases by the Company in any prominent fashion.

Ms. Kim McManus

Division of Corporation Finance

September 23, 2016

Accordingly, and pursuant to the foregoing, the Company respectfully submits that requiring it to take additional steps beyond its required EDGAR filings each time the redemption plan is changed, would not result in any meaningful addition to the public’s knowledge regarding its redemption plan, while causing the Company to incur additional costs that would be ultimately borne by the investors themselves.

Conflicts of Interest, page 17

3.	Please update your disclosure here and throughout your offering circular, where appropriate, to discuss the conflicts of interest that arise as a result of your Manager and its affiliates managing, in addition to Fundrise Real Estate Investment Trust, LLC and Fundrise Equity REIT, LLC, Fundrise East Coast Opportunistic REIT, LLC and Fundrise Midland Opportunistic REIT, LLC.

Response to Comment No. 3

In response to the Staff’s comment, the Company has revised its disclosure throughout the Amended Filing to discuss the conflicts of interest that arise as a result of the Company’s Manager and its affiliates managing, in addition to Fundrise Real Estate Investment Trust, LLC and Fundrise Equity REIT, LLC, Fundrise East Coast Opportunistic REIT, LLC and Fundrise Midland Opportunistic REIT, LLC.

Index to Financial Statements of Fundrise West Coast Opportunistic REIT, LLC

Notes to Balance Sheet

Note 2. Summary of Significant Accounting Policies

Share Redemptions, page F-5

4.	Please revise the description of your Quarterly Redemption Plan so that the description is consistent throughout your offering statement.

Response to Comment No. 4

In response to the Staff’s comment, the Company has revised the description of its Quarterly Redemption plan in Note 6 - Events (Unaudited) Subsequent to the Date of the Independent Auditor’s Report so that the description is consistent throughout the Amended Filing.

Ms. Kim McManus

Division of Corporation Finance

September 23, 2016

* * * * *

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the Staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert Staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842 or Bjorn J. Hall at (202) 584-0550.

Sincerely,

/s/ Mark Schonberger

Mark Schonberger

Ms. Kim McManus

Division of Corporation Finance

September 23, 2016

Enclosures:

Exhibit A – Redemption Plan (showing changes from the Offering Statement filed with the Commission on June 17, 2016)

cc:	Via E-mail
Benjamin S. Miller, Chief Executive Officer
Bjorn J. Hall, General Counsel and Secretary
Rise Companies Corp.

Matt Schoenfeld, Esq.
Goodwin Procter LLP